# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LEIFRAS Co., Ltd., CIK 0002030277
CUSIP: 525330106
Title of class of securities: American depositary shares, each representing one ordinary share
Address of issuer's principal executive offices: Ebisu Garden Place Tower Floor 20, 4-20-, 4-20-3, Ebisu, Shibuya-ku,, Tokyo, Japan (M0), 150-6020
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002107081

## Reporting persons
- Ito Kiyotaka: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 7,314,502; shared voting power 5,861,640; sole dispositive power 7,314,502; shared dispositive power 5,861,640; aggregate amount beneficially owned 13,176,142 (52.89% of the class)
  Comment: Note to Rows 5, & 7: *Represents 7,314,502 ordinary shares held by Ito Kiyotaka.
  
  Note to Rows 6, & 8: **Represents 5,861,640 ordinary shares held by held by K2MY Co., Ltd., a Japanese asset management company, which is controlled by Ito Kiyotaka as of September 30, 2025.
  
  Note to Row 11: ***Percentage of class is calculated based on 24,910,619 ordinary shares outstanding as of September 30, 2025.
- K2MY Co., Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 5,861,640; sole dispositive power 0; shared dispositive power 5,861,640; aggregate amount beneficially owned 5,861,640 (23.53% of the class)
  Comment: *Represents 5,861,640 ordinary shares held by held by K2MY Co., Ltd., a Japanese asset management company, which is controlled by Ito Kiyotaka as of September 30, 2025.
  
  **Percentage of class is calculated based on 24,910,619 ordinary shares outstanding as of September 30, 2025.

## Item 1. Issuer
Name of issuer: LEIFRAS Co., Ltd.
Address of issuer's principal executive offices: Ebisu Garden Place Tower Floor 20, 4-20-3, Ebisu, Shibuya-ku, Tokyo, Japan

## Item 2. Person Filing
Name of person filing:
Ito Kiyotaka

K2MY Co., Ltd.

This report includes 5,861,640 ordinary shares held by K2MY Co., Ltd. Ito Kiyotaka is the sole shareholder of K2MY Co., Ltd. Accordingly, Ito Kiyotaka may be deemed to indirectly beneficially own the securities of the Issuer held by K2MY Co., Ltd.
Address of principal business office or, if none, residence:
The business address of Ito Kiyotaka is Ebisu Garden Place Tower Floor 20, 4-20-3, Ebisu, Shibuya-ku, Tokyo, Japan.

The registered address of K2MY Co., Ltd. is 2-15-14 Toyohama, Nishi-ku, Fukuoka City, Fukuoka, Japan.
Citizenship:
Ito Kiyotaka: Japan

K2MY Co., Ltd.: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Percent of class: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ito Kiyotaka: /s/ Ito Kiyotaka, Ito Kiyotaka (02/13/2026)
- K2MY Co., Ltd.: /s/ Ito Kiyotaka, Ito Kiyotaka, Representative Director (02/13/2026)
Comment: 99.1 Joint Filing Agreement